Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

November 16, 2009	For Immediate Release

NEWS RELEASE

GREAT PANTHER REPORTS THIRD QUARTER REVENUE UP 104% AND
COST PER OUNCE DOWN 62%

GREAT PANTHER RESOURCES LIMITED (TSX: GPR; the “Company”) is pleased to announce the unaudited financial results for the Company’s third quarter ending September 30, 2009. The full version of the financial statements and the management discussion and analysis can be viewed on the Company’s web site at www.greatpanther.com or on SEDAR at www.sedar.com.

“We are extremely pleased to see the continued record growth in production, revenues and earnings at our two mines, while continuing to lower operating costs,” said Robert Archer, Great Panther’s President & CEO. “Great Panther is in its strongest position in the Company’s history and is well positioned to continue its trend of profitable growth.”

Third Quarter 2009 Highlights
	Q3	YTD
Gross revenue	$9.3 million	$23.2 million
Net revenue	$8.9 million	$21.9 million
Earnings from mining operations
(before amortization and depletion)	$4.2 million	$9.8 million
Earnings from mining operations
(net of amortization and depletion)	$3.4 million	$7.1 million
Adjusted EBITDA(3)	$1.9 million	$3.9 million
Cost per silver ounce (USD)	$5.48	$5.86
Silver equivalent production	597,057 Ag eq oz	1,577,169 Ag eq oz
Silver ounces sold	401,008 Ag oz	1,013,481 Ag oz

THIRD QUARTER HIGHLIGHTS

  34% increase in total quarterly production to 597,057 Ag eq oz in the third quarter 2009 from 444,686 Ag eq oz in the third quarter 2008. Year to date production increased by 20% to 1,577,169 Ag eq oz in 2009 compared to 1,312,397 Ag eq oz in 2008.

  104% and 29% increase in revenue to $8.9 million and $21.9 million for the three and nine months ended September 30, 2009, respectively, from $4.4 million and $17.0 million for the same periods in 2008.

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

  $5.0 million and $7.0 million increase in earnings from mining operations(1) to $4.2 million for the three months ended September 30, 2009 and $9.8 million for the nine months ended September 30, 2009 from $(0.8) million and $2.8 million for the corresponding periods in 2008.

  62% decrease in overall cash operating cost per silver ounce(2) to US$5.48 for the third quarter 2009 from US$14.39 for the third quarter 2008. Cash operating cost per silver ounce decreased by 48% to US$5.86 for the nine months ended September 30, 2009 from US$11.34 for the same period in 2008.

  $6.0 million and $11.1 million increase in Adjusted EBITDA(3) to $1.9 million for the three months ended September 30, 2009 and $3.9 million for the nine months ended September 30, 2009 from Adjusted EBITDA losses of $4.1 million and $7.2 million for the corresponding periods in 2008.

  Net cash provided by operating activities was $0.8 million for the three months ended September 30, 2009. The same period in 2008 resulted in net cash used of $2.4 million. For the nine months ended September 30, 2009, net cash provided by operating activities was $2.0 million compared to $3.0 million used in operating activities for the same period in 2008.

  NI 43-101 compliant measured and indicated resources for Topia increased to 5.5 million Ag eq oz, plus inferred resources of 5.7 million Ag eq oz, sufficient to support a 10-year mine plan.

  New three-year strategy announced to accelerate annual production to 3.8 million Ag eq oz, increase NI 43-101 compliant resources to 40 million Ag eq oz, and invest $22 million in capital expenditures and $14 million in a 65,000-metre diamond drilling program for both mines.

  Continued underground development at Guanajuato was successful in identifying and delineating three new zones of silver-gold mineralization. The discovery of these zones within and adjacent to the areas where the Company is already mining emphasizes the potential to expand production and resources along the entire 4.2 kilometre strike length of the property.

  Repaid principal amount of $2.02 million, 8% interest per annum, unsecured convertible loan note due March 9, 2010 by the issuance of 3,740,741 fully paid common shares of the Company at $0.54 per common share.

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

GPR 2006 – 2009 TOTAL QUARTERLY PRODUCTION
Silver Equivalent Ounces

  On November 10, 2009, the Company filed a final short form prospectus in Canada in connection with an agency offering of units to raise $12.3 million. The Company intends to use the net proceeds of this offering to accelerate the growth strategy described above as well as for general working capital purposes and potential acquisition activity.

“The Company has set another successive all-time record for earnings from mining operations of more than $4 million for the quarter. With the planned imminent accelerated exploration drilling, mine development and mine infrastructure refurbishment, together with the acquisition of new underground equipment, we expect new production and earnings records to be set in coming quarters,” said Kaare Foy, Great Panther’s Executive Chairman.

For further information please visit the Company's website www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

Signed: “Robert A. Archer”	Signed: “Kaare G. Foy”

Robert A. Archer,	Kaare G. Foy
President & CEO	Executive Chairman

FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

(1)	“earnings from mining operations” is defined as mineral sales less cost of sales (excluding amortization and depletion)
(2)	“cost per silver ounce” is calculated net of by-product credits
(3)	“Adjusted EBITDA” is defined as earnings before interest expense, taxes, depletion and amortization, stock-based compensation and non-recurring items.